C. Parkinson Lloyd
801-415-3000

August 2, 2006

TELECOPIED TO: (202) 942-9544
AND VIA EDGAR
AND VIA FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
ATTN:	Dave Walz
Terry French
Mail Stop 3720

Re:	Fonix Corporation
Form 10-K for fiscal Year Ended December 31, 2005
Filed March 21, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 0-23862

Dear Mr. Walz and Mr. French:

We refer you to the letter of the staff of the Commission (the "Staff") dated July 25, 2006 (the "Comment Letter"), with regard to the above-referenced filings of Fonix Corporation (the "Company" or "Fonix"). This letter is directed to you on behalf of the Company and contains its responses to the Staff's comments set forth in the Comment Letter.

By way of information, the Company has filed an amendment to its quarterly report on Form 10-Q/A for the period ended March 31, 2006 (the “Quarterly Report”), contemporaneously with the filing of this letter on EDGAR. We have included four paper copies of the amended Quarterly Report for your convenience.

Additionally for your convenience, the Staff's comments from the Comment Letter have been restated below and are followed by the Company's responses.

Securities and Exchange Commission
August 2, 2006

Form 10-K for Fiscal Year ended December 31, 2005

Note 12. Common Stock and Common Stock Subject to Redemption, page F-27

1.   Describe the redemption provisions for your common stock and disclose your accounting treatment for these provisions.

Response to Comment No. 1

The Company hereby advises the Staff that it does not currently have any common stock subject to redemption. The Company will delete any reference to common stock subject to redemption from all future filings.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Note 1. Summary of significant Accounting Policies - Business Condition, page 8

2.   We note your disclosure of factors that suggest there is substantial doubt about your ability to continue as a going concern. Expand your disclosures in the liquidity section of MD&A at page 22 to include a more detailed discussion of management's viable plans to overcome your financial difficulties. The discussion should address the amount of cash required to support operations during the next twelve months and describe in detail known demands, commitments and uncertainties affecting cash flows. While your disclosures indicate your financial uncertainty and future sources of funding, additional discussion of how you intend to generate future revenue is warranted. This disclosure should be updated on a quarterly basis as necessary. Refer to the guidance in Section 607.02 of the Financial Reporting Codification (FRR 607.02).

Response to Comment No. 2

The Company has revised its disclosures in the liquidity section of MD&A of the Quarterly Report to include the following (additions in bold italics; deletions in strikethrough):

Liquidity and Capital Resources

We must raise additional funds to be able to satisfy our cash requirements during the next 12 months. It is anticipated that we will need to raise approximately $6 to $8 million over the next 12 months to meet obligations and continue our product development, corporate operations and marketing expenses.~~Product development, corporate operations, and marketing expenses will continue to require additional capital.~~ Because we presently have only limited revenue from operations, we intend to continue to rely primarily on financing through the sale of our equity and debt securities to satisfy future capital requirements until such time as we are able to enter into additional third-party licensing, collaboration, or co-marketing arrangements such that we will be able to finance ongoing operations from license, royalty, and sales revenue. We are working with game developers and other potential licensors of our speech product offerings to develop additional revenue streams for our speech technologies. We are also continuing to market our VoIP service through Fonix Telecom and anticipate opening additional markets in the Southeastern United States that will provide us with potential customers that we have not been able to service to date. There can be no assurance that we will be able to enter into such agreements or that we will be successful in our VoIP expansion into different markets. Furthermore, the issuance of equity or debt securities which are or may become convertible into equity securities of Fonix in connection with such financing could result in substantial additional dilution to the stockholders of Fonix.

Securities and Exchange Commission
August 2, 2006

Our cash resources are limited to collections from customers, draws on the Seventh Equity Line and proceeds from the issuance of preferred stock and loan proceeds, and are only sufficient to cover current operating expenses and payments of current liabilities. At March 31, 2006, we had accrued liabilities and accrued settlement obligation of $10,988,000 and accounts payable of $7,854,000. We have not been declared in default under the terms of any material agreements.

Additionally, the Company will include similar disclosures in its future filings.

Note 2. Goodwill and Intangible Assets, page 11

3.   We note LecStar has been unable to use the unbundled network element platform (UNE-P) to provide service to your customers since March 11, 2006. We understand this requires LecStar to service those customers who are not serviced by another wholesale network through resale or other wholesale arrangements with BellSouth, resulting in significantly higher costs. Tell us your consideration of SFAS 144 in evaluating whether this adverse change is an indicator that you should test the recoverability of the intangible assets recorded for LecStar's business and residential customer bases.

Response to Comment No. 3

The Company performs a detailed analysis of the carrying value of its intangible assets on a quarterly basis. The loss of the UNE-P platform meant that LecStar could no longer add new customers under the UNE-P rate schedule, but could continue to service customers already established on this platform. There are scheduled cost increases associated with these customers which the Company factored into its analysis of the carrying value of the intangible assets and determined that as of March 31, 2006 no impairment of the intangible assets was warranted.

The Company will continue to analyze the carrying value of the intangible assets on a quarterly basis and record any impairment charges as indicated by the analysis.

Note 5. Preferred Stock, page 13

4.   We note your Series K Preferred Stock is redeemable at the option of Southridge Partners, LP. As a result, it appears this issuance should be classified outside of permanent equity, in accordance with ASR 268. In addition, tell us if you recorded a beneficial conversion feature in connection with this issuance and provide us with your analysis of the conversion features.

Securities and Exchange Commission
August 2, 2006

Response to Comment No. 4

The Series K Preferred Stock is only redeemable at the option of the Company; therefore the issuance is appropriately classified as permanent equity. The Company will correct the disclosure to read as follows in all future filings:

Redemption of the Series K Preferred Stock, which may only occur at the Company's option, requires the Company to pay, as a redemption price, the stated value of the outstanding shares of Series K Preferred Stock to be redeemed, together with any accrued but unissued dividends thereon, multiplied by one hundred ten percent (110%).

Additionally, the Company advises the staff that subsequent to March 31, 2006, Southridge Partners converted all of the outstanding shares of Series K Preferred Stock into common stock. As such, the Company issued 109,300,000 shares of its Class A common stock in conversion of 1,093 shares of Series K Preferred Stock, and no shares of Series K Preferred Stock remain outstanding.

The Company did recognize a beneficial conversion feature related to the issuance of the Series K Preferred Stock of $1,587,467 which was recorded as additional preferred stock dividend during the quarter. The Company has included the calculation of the preferred stock dividend as Attachment 1.

Note 9. Business Segments, page 17

5.   We note a change in your reportable segments from December 31, 2005 to March 31, 2006. Revise your Form 10-Q to include comparative segment disclosures for the quarter ended March 31, 2005. This disclosure should be presented in a manner consistent with your presentation as of March 31, 2006, if practicable. Also, include a description of the differences from the last annual report in your basis of segmentation or in your basis of measurement of segment profit or loss. See paragraphs 33 and 34 of SFAS 131.

Response to Comment No. 5

The Company followed the provisions in paragraph 18 of SFAS 131 and combined the LecStar Telecom and Fonix Telecom segments into a Telecom Operations segment based on the 10 percent threshold. The Company has amended the Quarterly Report to provide an explanatory statement and include comparative business segment disclosure, and will continue to do so in future filings.

Part II - Other Information. Item 1A. Risk Factors, page 33

6.   We note your disclosures regarding revised rates for UNE-P lines as established by the Georgia Public Service Commission. It is unclear from your disclosure whether you recorded a liability after receiving a true up notification from BellSouth on May 1, 2006 in the amount of $1,564,000. Explain to us whether you have recorded a liability for the true-up of UNE-P line rates, and the amount of the liability. If you have not included a liability in your financial statements, indicate so in your disclosures.

Securities and Exchange Commission
August 2, 2006

Response to Comment No. 6

Although it is uncertain as to the final amount of the BellSouth true up, and the Company intends to dispute the majority of this billing, the Company did accrue the amount in its financial statements.

Conclusion

Please contact the undersigned (801-415-3056) or Jeff Jones of this office (801-415-3031) with any additional questions or comments.

Very truly yours,

DURHAM JONES & PINEGAR

/s/ C. Parkinson Lloyd

C. Parkinson Lloyd, Esq.